UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . 9.90
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	August 1, 2006	By	/s/ CHRISTOPHER DEFT
Christopher Deft
Assistant Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1	Transaction in Own Shares – July 5, 2006
99.2	Transaction in Own Shares – July 11, 2006
99.3	Transaction in Own Shares – July 12, 2006
99.4	Transaction in Own Shares – July 13, 2006
99.5	Transaction in Own Shares – July 14, 2006
99.6	Transaction in Own Shares – July 17, 2006
99.7	Transaction in Own Shares – July 18, 2006
99.8	Transaction in Own Shares – July 19, 2006
99.9	Transaction in Own Shares – July 20, 2006
99.10	Transaction in Own Shares – July 21, 2006
99.11	Transaction in Own Shares – July 26, 2006
99.12	Transaction in Own Shares – July 27, 2006
99.13	Manufacturing Restructuring – July 28, 2006
99.14	Transaction in Own Shares – July 31, 2006